DECHERT LLP

1900 K STREET, N.W.

WASHINGTON, D.C.  20006

(202) 261-3300

October 23, 2015

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Fenimore Asset Management Trust

File Nos. 33-7190 and 811-4750

Ladies and Gentlemen:

Enclosed  for  filing  on  behalf  of  Fenimore  Asset  Management  Trust  (the

“Trust”), pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the

“1933  Act”),  is  Post-Effective  Amendment  No.   55  to  the  Trust’s  Registration

Statement  on  Form  N-1A  with  respect  to  the  Trust’s  three  separate  investment series:  FAM  Value  Fund,  FAM  Equity-Income  Fund  and  FAM  Small  Cap  Fund

(the “Funds”).

The   sole   purpose   of   this   filing   is   to   add   disclosure   to   the   Trust’s

Registration  Statement  regarding  the  proposed  new  Institutional  Shares  which  are

being  added  to  each  of  the  Funds.   The  Trust  currently offers  only  a  single  class  of

shares,  which  have  been  designated  as  Investor  Shares.   The  primary  differences

between the two share classes is based upon the shareholder servicing arrangements

applicable  to  each  share  class.   The  Investor  Shares  and  the  Institutional  Shares  are

each  subject  to  separate  Shareholder  Administrative  Servicing  Plans  that  provide for  different  levels  of  fees  based  upon  the  differing  level  of  services  offered  to  the share classes.

On  behalf  of  the  Trust,  we  hereby undertake  to  make  an  additional  filing  of the  Trust’s  Registration  Statement  before  the  sixtieth  day  following  this  filing  in order  to  respond  to  any  comments  that  the  Staff  might  have  with  respect  to  this filing and  to  add  additional  exhibits and  any additional  non-material  disclosure  that

may   be   required   in   order   to   complete   the   Registration   Statement   and   the

effectiveness of the Institutional Shares.

As  counsel  to  the  Trust,  we  hereby  request  in  reliance  upon  Securities  Act

Release  No.  6510  and  Investment  Company  Act  Release  No.  13768  (February  15,

1984),  that  this  Post-Effective  Amendment  No.  55  receive  selective  review  from the  Commission  and  its  Staff  due  to  the  fact  that  the  disclosure  set  forth  herein  is substantially  similar  to  the  disclosure  concerning  the  Trust  and  each  of  the  Funds that  has  previously  been  filed  in  the  Trust’s  Post-Effective  Amendment  No.  53  on

April  30,  2015.   Accordingly,  we  request  that  your  review  be  done  solely  in  the context  of  the  disclosure  of  the  proposed  Institutional  Shares  of  the  Funds  which are described more fully in the filing.

Please  do  not  hesitate  to  contact  the  undersigned  at  (202)  261-3364  if  you have any questions regarding this filing.

Very truly yours,

/s/ Patrick W.D. Turley